UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             MCM Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    55269B10
                                  ------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
              ----------------------------------------------------

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 13, 2001
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 55269B10                                                           13D

                             (1)  Name of Reporting Person                              Consolidated Press International
                                  I.R.S. Identification No. of Above Person             Holdings Limited

------------------------------------------------------------------------------------------------------------------------------------
                             (2)  Check the Appropriate Box if a Member of a Group      (a)
                                                                                        --------------------------------------------
                                                                                        (b)
                                                                                        --------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                             (3)  SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
                             (4)  Source of Funds                                        OO

------------------------------------------------------------------------------------------------------------------------------------
                             (5)  Check Box if Disclosure of Legal Proceedings is        [  ]
                                  Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------------
                             (6)  Citizenship or Place of Organization                   Commonwealth of the Bahamas

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting Power                                      None
Beneficially Owned by Each   -------------------------------------------------------------------------------------------------------
Reporting Person With        (8)  Shared Voting Power                                    2,149,396
                             -------------------------------------------------------------------------------------------------------
                             (9)  Sole Dispositive Power                                 None
                             -------------------------------------------------------------------------------------------------------
                             (10) Shared Dispositive Power                               2,149,396

------------------------------------------------------------------------------------------------------------------------------------
                             (11) Aggregate Amount Beneficially Owned by Each            2,149,396
                                  Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                             (12) Check Box if the Aggregate Amount in Row (11)          [  ]
                                  Excludes Certain Shares

------------------------------------------------------------------------------------------------------------------------------------
                             (13) Percent of Class Represented by Amount in Row (11)     27.9%

------------------------------------------------------------------------------------------------------------------------------------
                             (14) Type of Reporting Person                               HC, CO



                               Page 2 of 6 Pages

CUSIP No. 55269B10                                                           13D

                             (1)  Name of Reporting Person                              C.P. International Investments Limited
                                  I.R.S. Identification No. of Above Person

------------------------------------------------------------------------------------------------------------------------------------
                             (2)  Check the Appropriate Box if a Member of a Group      (a)
                                                                                        --------------------------------------------
                                                                                        (b)
                                                                                        --------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                             (3)  SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
                             (4)  Source of Funds                                        OO

------------------------------------------------------------------------------------------------------------------------------------
                             (5)  Check Box if Disclosure of Legal Proceedings is        [  ]
                                  Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------------
                             (6)  Citizenship or Place of Organization                   Commonwealth of the Bahamas

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting Power                                      None
Beneficially Owned by Each   -------------------------------------------------------------------------------------------------------
Reporting Person With        (8)  Shared Voting Power                                    2,149,396
                             -------------------------------------------------------------------------------------------------------
                             (9)  Sole Dispositive Power                                 None
                             -------------------------------------------------------------------------------------------------------
                             (10) Shared Dispositive Power                               2,149,396

------------------------------------------------------------------------------------------------------------------------------------
                             (11) Aggregate Amount Beneficially Owned by Each            2,149,396
                                  Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                             (12) Check Box if the Aggregate Amount in Row (11)          [  ]
                                  Excludes Certain Shares

------------------------------------------------------------------------------------------------------------------------------------
                             (13) Percent of Class Represented by Amount in Row (11)     27.9%

------------------------------------------------------------------------------------------------------------------------------------
                             (14) Type of Reporting Person                               CO



                               Page 3 of 6 Pages

                         Amendment No. 1 to Schedule 13D


          This Amendment No. 1 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to amend the
Schedule 13D originally filed by the Reporting Persons on February 22, 2000. Items 3, 5, 6 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          On March 13, 2001, the Company granted warrants (the "Warrants") to CTW Funding, LLC, a Delaware limited liability company (the "LLC"), in consideration for its extending a $2,000,000 secured credit facility to Midland Credit Management, Inc., a wholly-owned operating subsidiary of the Company ("Midland Credit"). The Warrants, which are exercisable immediately and expire on October 31, 2005, give the LLC the right to purchase up to 50,000 shares of the Company's Common Stock at $0.01 per share. The Warrants were granted pursuant to the Warrant Agreement, dated as of October 31, 2000, (the "Warrant Agreement"), as amended by the First Amendment to Warrant Agreement, dated as of March 13, 2001 (the "Warrant Amendment"). The Warrant Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The Warrant Amendment is attached hereto as Exhibit 3 and is also incorporated herein by reference.

          CPII, the direct beneficial owner of 2,049,396 shares of the Company's Common Stock, is a member of the LLC. See Item 6 below.

Item 5.   Interest in Securities of the Issuer.

          (a) Pursuant to Rule 13d-3 of the Exchange Act, each of CPII and CPIHL may be deemed the beneficial owners of 2,149,396 shares of Common Stock, including the newly issued 50,000 Warrants held by the LLC and an additional 50,000 warrants, exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 50,000 shares of the Company's Common Stock at $0.01 per share issued to the LLC on October 31, 2000, granted by the Company to CPII pursuant to the Warrant Agreement. These aggregate holdings constitute approximately 27.9% of the outstanding shares of Common Stock (computed on the basis of 7,591,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission on November 14, 2000).

          (b) CPII and CPIHL each share voting and dispositive power with respect to the 2,049,396 shares of Common Stock. Additionally, CPII and CPIHL share voting and


                               Page 4 of 6 Pages
dispositive power with respect to the 100,000 warrants held by the LLC with the other members of the LLC. See Item 6 below.

          (c) On March 13, 2001 in return for its extending a $2,000,000 secured credit facility to Midland Credit, the Company granted to the LLC, Warrants to acquire 50,000 shares of the Company's Common Stock. See Items 3 and 6 hereof.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In order to provide Midland Credit with a $2,000,000 secured credit facility, CPII, Robert Whyte, a director of the Company ("Whyte"), a subsidiary of Triarc Companies, Inc. ("Triarc") and a number of individuals and entities associated or affiliated with Triarc (collectively, the "Triarc Entities") formed the LLC. CPII retains a 60% interest in the LLC; Whyte holds a 15% interest with the remaining 25% being held by the Triarc Entities.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 2.     Warrant Agreement, dated as of October 31, 2000.

          Exhibit 3. First Amendment to Warrant Agreement, dated as of March 13, 2001.

          Exhibit 4. Joint Filing Agreement of the Reporting Persons, dated March 22, 2001.


                               Page 5 of 6 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  March 22, 2001

                               Consolidated Press International Holdings Limited



                               By:  /s/ Guy Bottomley
                                  ----------------------------------------------
                                  Name:  Guy Harold Bottomley
                                  Title:  Alternate Director and Secretary



                               C.P. International Investments Limited



                               By:  /s/ David John Barnett
                                  ----------------------------------------------
                                  Name:  David John Barnett
                                  Title:  Director

                               Page 6 of 6 Pages